SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For The Year Ended December 31, 2004

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For The Transition Period from              to

Commission File Number 00107923

HANDLEMAN COMPANY SALARY

DEFERRAL PLAN

(Full title of the Plan)

HANDLEMAN COMPANY

(Name of issuer of the securities held pursuant to the Plan)

500 Kirts Boulevard

Troy, Michigan 48084

(Address of principal executive offices)

The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

			Exhibit Number
(b)	1.	Consent of Independent Registered Public Accounting Firm with respect to their report on their audit of the financial statements of the Handleman Company Salary Deferral Plan as of and for the year ended December 31, 2004	23.1

(c)	2.	Consent of Independent Registered Public Accounting Firm with respect to their report on their audit of the financial statements of the Handleman Company Salary Deferral Plan as of and for the year ended December 31, 2003	23.2

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of Handleman Company Salary Deferral Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan

May 27, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Handleman Company Salary Deferral Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Handleman Company Salary Deferral Plan (the “Plan”) at December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan

October 26, 2004

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2004	2003
ASSETS
Investments, at fair value:
Handleman Company common stock	$6,061,869	$6,222,147
Mutual funds	22,336,890	19,304,429
Money market funds	2,663,116	2,918,560
Participant loans	687,918	603,176

Total investments	31,749,793	29,048,312
Receivables:
Employee contributions	80,780	105,195
Employer contributions	29,037	35,542
Accrued interest and dividends	-0-	2,844

Total receivables	109,817	143,581

NET ASSETS AVAILABLE FOR BENEFITS	$31,859,610	$29,191,893

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2004

ADDITIONS
Additions to net assets attributed to:
Investment Income
Dividend income	$678,725
Interest income	66,365
Net appreciation in fair value of investments	2,349,744

Total Investment Income	3,094,834
Contributions:
Employer contributions	865,334
Employee contributions	2,587,461

Total Contributions	3,452,795

Total Additions	6,547,629
DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,839,255
Administrative expenses	40,657

Total Deductions	3,879,912

Net Increase	2,667,717
Net assets available for benefits at beginning of year	29,191,893

Net assets available for benefits at end of year	$31,859,610

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Handleman Company Salary Deferral Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

A.	General. The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of the Handleman Company (the “Company”) and subsidiaries and affiliates that have adopted the Plan who have sixty days of service. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

The Company provides for a matching contribution equal to 50 percent of the elective salary deferral contribution made by each participant, up to six percent of such participant’s compensation, to be invested in Company stock. Employees may direct employee and employer contributions to the Plan into Company stock or various investment funds, which are established and monitored by the Company from time to time.

In addition, the Company may allocate discretional contributions and forfeitures if any, among Company Contribution Accounts of the Participants who received Creditable Compensation during the Plan Year.

C.	Participant Accounts. Each participant’s account is credited with employee contributions and allocations of the Company’s contribution and plan earnings and charged with an allocation of administration expenses. Top Heavy Contributions, if any, shall be allocated to the account of each Participant who is a Non-Key Employee. To receive a share of the discretionary contributions, forfeitures and/or Non-Key Employee Contributions, a participant must be employed by the Company on the last day of the Plan Year.

Salary Deferral Portion of Plan—Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

D.	Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. The Plan includes a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service.

E.	Loans to Participants. The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant’s non-forfeitable salary deferral account balance or $50,000. Interest on participant loans is charged at a rate of prime rate plus 1%. Loans to participants were charged interest at rates ranging from 5.25% to 10.50%, maturing in one to fifteen years. Participant loans as of December 31, 2004 and 2003 were $687,918 and $603,176, respectively.

F.	Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over the participant’s life expectancy. On termination of service, a participant will be eligible to receive the plan assets allocated to the participant’s account which have vested or an equivalent amount in cash.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued

G.	Forfeited Accounts. Non-vested Company matching contributions for terminated participants are forfeited by the participant and are used to reduce future employer matching contributions to the Plan. As of December 31, 2004 forfeited non-vested accounts totaled $83,158.

H.	Plan Expenses. Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company, at its discretion, elects to pay these expenses.

2.	Summary of Accounting Policies

A.	Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and change therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

B.	Investment Valuation and Income Recognition. Company stock is valued at the closing market price of the stock on the last business day of the Plan’s year. Mutual funds are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan’s investment custodian, Fidelity Investments.

The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in fair value of investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

C.	Payment of Benefits. Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2004	2003
Handleman Company Common Stock: 271,759 and 315,343 shares in 2004 and 2003, respectively	$6,061,869	$6,222,147
Spartan U.S. Equity Index Fund: 125,480 and 134,244 shares in 2004 and 2003, respectively	5,378,053	5,290,568
Fidelity Balanced Fund: 287,814 and 295,157 shares in 2004 and 2003, Respectively	5,128,853	4,943,878

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.	Investments, continued

Fidelity Retirement Money Market Fund: 2,663,116 and 2,918,560 shares in 2004 and 2003, respectively	2,663,116	2,918,560
Neuberger Berman Genesis Trust Fund: 57,926 and 53,409 shares, in 2004 and 2003, respectively	2,471,709	1,977,735
Fidelity Diversified International Fund: 90,571 and 81,833 shares in 2004 and 2003, respectively	2,593,948	1,973,806

During the plan year ended December 31, 2004, the net appreciation in the fair value of investments was comprised of the following:

Net unrealized appreciation on company stock	$2,142,459
Net realized gain on company stock	207,285

Total net appreciation in fair value of investments	$2,349,744

4.	Related-Party Transactions

During 2004 and 2003, the Plan had transactions with Handleman Company and Fidelity Investment Company. The amount invested in Handleman Company common stock at December 31, 2004 and December 31, 2003 represents 19 percent and 21 percent, respectfully, of total investments. Participant loans also qualify as party-in-interest.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401 of the Internal Revenue Code (“IRC”) and is, therefore, not subject to tax under present income tax laws by a letter dated November 18, 2004.

7.	Risks and Uncertainties

The Plan’s invested assets consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks such as interest rate fluctuations, market conditions and credit risks. Due to the level of risk associated with certain investment securities, and the level of uncertainties related to changes in the value of securities, it is at least possible that changes in risks in the near term would materially affect participants’ account balances and the related Statements of Net Assets Available for Benefits.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

	For the Years Ended December 31
	2004	2003
Net increase in net assets available for benefits per the financial statements	$2,667,717	$9,141,568
Add: Employee contributions receivable at December 31, 2002		102,033
Employer contributions receivable at December 31, 2002		38,873
Other	2	5,537

Net income per the Form 5500	$2,667,719	$9,288,011

Calendar 2003 required a reconciliation of the net assets available for benefits per the financial statements to the net income per the Form 5500 because the Forms 5500 had not been prepared on a full accrual basis in years prior to calendar 2003.

9.	Subsequent Event

On May 26, 2005, the Plan filed a Voluntary Correction Program Submission with the Internal Revenue Service. For the Years from 1996 through 2002, the Plan incorrectly used forfeitures to offset employer contributions. For those years, the Plan Document required that forfeitures be allocated to participant’s accounts as additional profit sharing contributions. To correct the error, the Company intends to make a contribution to the Plan that will include the misapplied forfeitures and earnings on those forfeitures through the correction date. The corrective contribution is expected to be approximately $65,000.

Handleman Company Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

12/31/2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current Value
		Stock
*	Handleman Company	Common Stock $.01 par value	*	*	$6,061,869

		Money Market Funds
*	Fidelity Management Trust Company	Retire Money Market Portfolio	*	*	2,663,116

		Bond Funds
*	Pacific Investment Management Company	Total Return Fund-Administrative Class	*	*	943,704

		Balanced/Hybrid Funds
*	Fidelity Management Trust Company	Balanced Fund	*	*	5,128,853

		Domestic Equity Funds
*	Fidelity Management Trust Company	U.S. Equity Index Fund	*	*	5,378,053
*	Neuberger Berman Management Inc.	Genesis Fund - Trust Class	*	*	2,471,709
*	Fidelity Management Trust Company	Contrafund	*	*	1,369,768
		Low-Price Stock Fund	*	*	1,265,056
		Value Fund	*	*	1,191,120
		Equity-Income II Fund	*	*	405,151
		Independence Fund	*	*	354,509
		Mid-Cap Stock Fund	*	*	347,065
		Small Cap Independence Fund	*	*	22,773

		International/Global Funds
*	Fidelity Management Trust Company	Diversified International Fund	*	*	2,593,948

		Freedom Funds
*	Fidelity Management Trust Company	Freedom 2020 Fund	*	*	270,256
		Freedom 2010 Fund	*	*	225,375
		Freedom 2040 Fund	*	*	109,768
		Freedom 2005 Fund	*	*	67,810
		Freedom 2030 Fund	*	*	66,571
		Freedom 2035 Fund	*	*	35,227
		Freedom 2025 Fund	*	*	34,157
		Freedom 2015 Fund	*	*	24,546
		Freedom 2000 Fund	*	*	17,302
		Freedom Income Fund	*	*	14,169

*	Participant	Loans (interest rates range from 5.25% to 10.5%) and maturing in 1 to 15 years	*	*	687,918

					$31,749,793

*	These investments are with party-in-interest

**	Cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

By: /s/ Mark J. Albrecht
Mark J. Albrecht Senior Vice President Human Resources and Organizational Development Handleman Company

Date: June 29, 2005